EXHIBIT 99.2

[GRAPHIC OMITTED]

US GAAP

Common Shares
-------------

Bovespa: EMBR3

Preferred Shares
----------------

Bovespa: EMBR4
NYSE: ERJ
1 ADS = 4 Pref. shares

www.embraer.com

EMBRAER

INVESTOR RELATIONS

Anna Cecilia Bettencourt
Gustavo Poppe
Milene Petrelluzzi
Paulo Ferreira

Phone: 55 12 3927 1216
mercapit@embraer.com.br



                        [EMBRAER LOGO] [GRAPHIC OMITTED]


                      EMPRESA BRASILEIRA DE AERONAUTICA S/A

             REPORTS FIRST QUARTER 2003 EARNINGS RELEASE IN US GAAP


The company's operational and financial information is presented, except where otherwise indicated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended March 31, 2003, December 31, 2002 and March 31, 2002 are derived from our unaudited financial statements. In order to better understand the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law
                 Method for the same period ("Brazilian GAAP").



Sao Jose dos Campos, May 13, 2003 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ), one of the leading commercial aircraft manufacturers in the world, registered in 1Q03 net sales of US$488.8 million and net income of US$43.9 million, equivalent to diluted earnings per ADS of US$0.2535. The order backlog as of March 31, 2003 totaled US$19.2 billion, US$7.9 billion in firm orders and US$11.3 billion in options.


1st Quarter 2003 Highlights

o Net sales for the 1Q03 were US$ 488.8 million, 12.3% lower than the sales of US$ 557.3 million in the 1Q02.

o Net income in 1Q03 was US$ 43.9 million, equivalent to diluted earnings per ADS of US$0.2535.

o A total of 23 jets were delivered in 1Q03: 22 jets to the Commercial Aviation market and one Legacy to the Corporate Aviation market.

o Embraer announced on January 10 that LOT Polish Airlines confirmed its decision to acquire 10 EMBRAER 170 with options for an additional 11 aircraft that can be converted into the EMBRAER 190 and 195 models.

o Embraer announced on February 12 that ExpressJet Airlines requested a revision of the deliveries originally scheduled to take place during the years 2003-2005.

o On March 25, Embraer announced that SWISS reduced its firm orders for EMBRAER 170 and EMBRAER 195 aircraft to 30 aircraft, 15 of each model, from an original total of 60. The number of options for both models was also reduced to 20, from 100 aircraft.

o Embraer forecasts deliveries of 132 aircraft for 2003 and 136 aircraft for 2004. The above-mentioned forecast already includes the delivery rescheduling for ExpressJet and the contractual renegotiation with SWISS.

                    The following is a comparative analysis of the selected financial data of Embraer's consolidated statement of income for the three months ending March 31, 2003 and 2002 (1Q03 and 1Q02) and December 31, 2002 (4Q02).



-------------------------------------------  --------------------------------  ------------------------------------
                                                    Three months ended                 Three months ended
Income Statement                                     December 31, 2002               March 31,           March 31,
Unaudited                                                 2002                         2002                2003
-------------------------------------------  --------------------------------  ------------------   ---------------
                                                           US$                          US$                  US$
                                                             In US$ millions, except % and earnings per ADS
Net Sales                                                798.2                        557.3                488.0
Gross Profit                                             312.3                        222.3                194.1
Gross Margin (%)                                          39.1                         39.9                 39.7
Operating Expenses                                      (113.8)                       (78.0)               (75.5)
Research and development                                 (45.8)                       (41.2)               (35.5)
Employee profit sharing                                  (10.2)                        (6.5)                (0.1)
Income from operations                                   142.5                         96.6                 83.0
Operating margin (%)                                      17.9                         17.3                 17.0
Interest income, net                                      (4.0)                         2.1                (27.0)
Financial transaction loss, net                           (6.1)                        (1.3)                 0.3
Other non-operating income (expense) net                  (0.5)                         0.1                  1.4
Income before income taxes                               131.9                         97.5                 57.7
Provision for income taxes                               (53.4)                       (29.4)               (13.2)
Minority interest                                         (1.1)                        (0.4)                (0.6)
Cumulative effect of accounting change                       -                            -                    -
Net income                                                77.4                         67.7                 43.9
Net margin (%)                                             9.7                         12.1                  9.0
Earnings per ADS - basic                                0.4487                       0.4294               0.2545
Earnings per ADS - diluted                              0.4463                       0.4284               0.2535
-------------------------------------------------------------------------------------------------------------------



23 aircraft were    Deliveries, Net Sales and Gross Margin
delivered during    --------------------------------------
1Q03.
                    During the 1Q03, 23 aircraft were delivered in comparison to 30 in 1Q02. Net sales in 1Q03 totaled US$ 488.8 million,
                    12.3% lower than the US$ 557.3 million recorded in 1Q02. The decrease in Embraer's net sales during the period is primarily a consequence of the reduction in aircraft deliveries to the regional market since September 2001, partially compensated for by the better sales mix, which included 12 ERJ145XR and one Legacy.

----------------------------  --------------------------------------------------
Planes Delivered                     4th Quarter          1st Quarter
by Sector                                2002            2002       2003
----------------------------  ------------------- --------------  --------------

Commercial
    ERJ 135                                 2               1          3
    ERJ 145                                28              18         15
    ERJ 140                                 6              10          4
    EMB 120                                 0               0          0

Defense
    EMB 135                                 0               0          0
    EMB 145                                 0               1          0
    Legacy                                  0               0          0

Corporate
    Legacy / Shuttle                        5               0          1
    EMB 135                                 0               0          0
--------------------------------------------------------------------------------
Total                                      41              30         23
--------------------------------------------------------------------------------

                    In 1Q03, Commercial Aviation accounted for 79.6% of total sales, as compared to 87.9% in 1Q02. This reduction is in line with company's strategy of revenue diversification and also reflects the reduction of 20.6% in sales in the Commercial Aviation segment. Corporate Aviation represented 3.1% of net sales, Customer Services represented 5.9% of net sales and Defense reached 11.3% of net sales, with a 64.8% growth in comparison with 1Q02. This growth can be attributed to the revenues recognition related to the Intelligence, Surveillance & Reconnaissance programs for Greece (EMB 145 AEW&C) and Mexico (EMB 145 MP and EMB 145 AEW&C).



---------------------------    ----------------------------     --------------------------------------
Net sales                            Three months ending              Three months ending March 31,
by sector                                December 2002                   2002            2003
---------------------------    ----------------------------     ------------------    ----------------
                                         US$     %                    US$     %       US$     %
Commercial Aviation                     644.3   80.7                  490.1   87.9       389.3   79.6
Defense Aviation                         40.0    5.0                   33.5    6.0        55.2   11.3
Corporate Aviation                       87.8   11.0                      -      -        15.3    3.1
Customer Services and other
related businesses                       26.2    3.3                   33.7    6.0        29.0    5.9
------------------------------------------------------------------------------------------------------
Total                                   798.3  100.0                  557.3  100.0       488.8  100.0
------------------------------------------------------------------------------------------------------

Defense reached     In 1Q03, gross profit was US$ 194.1 million, 12.7% lower
11.3% of net        than the US$ 222.3 million in 1Q02, mainly due to the
 sales.             reduction in commercial aircraft deliveries. Gross margin in
                    1Q03, however was relatively stable at 39.7%, compared to 39.9% in 1Q02, despite the decrease in aircraft deliveries.

                    SG&A Expenses
                    -------------

                    In 1Q03, SG&A expenses were down to US$69.9 million from US$75.6 million during 1Q02. This reduction reflects the effect of the R$-devaluation on R$-denominated expenses partially, offset by a US$11.4 million provision for financial guarantees. Also, in 1Q03 customer training represented a revenue of US$5.1 million, due to a reversion of a previously made provision due to revision of contract training obligations, which in the 1Q02 represented an expense of US$7.2 million.

                    Other Operating Expense, net
                    ----------------------------

                    Other Operating Expense, increased to US$5.3 million in 1Q03 from US$2.4 million in 1Q02. This is mainly attributable to a US$2.0 million increase in internal training and professional development expenses.

                    Research and Development (R&D)
                    ------------------------------

                    In 1Q03, R&D expense was reduced to US$ 35.5 million from US$41.2 million in 1Q02. This decrease was mainly related to the effect of the R$ devaluation on R$-denominated expenses.


                    Employee Profit Sharing
                    -----------------------

                    Employee Profit Sharing is subject to meeting operational goals established at the beginning of the year and is based on dividends distributions during the year to shareholders. Employee profit sharing was reduced to US$0.1 million in 1Q03 from US$6.5 million in 1Q02, as there was no distribution of dividends or interest on equity during the quarter at Embraer.


Operating           Income from Operations
margins were        ----------------------
stable, at 17.2%,
despite the         In 1Q03, income from operations was down to US$ 83.0 million
reduction in net    from US$96.6 million in 1Q02. Operating margins were stable
sales.              at 17.0% in 1Q03, in comparison to 17.3% in 1Q02, despite
                    the reduction in net sales.


                    Interest Income (Expense), net
                    ------------------------------

                    In 1Q03, Interest Income (Expense), net decreased to an expense of US$27.0 million from an income of US$2.1 million in 1Q02, as a result of the recognition of US$23.6 million in losses as the Real appreciated and the Company, due to the effect of the hedging transactions and the increase in working capital needs, had net liabilities in R$ of US$
                    256.3 million (see "Financial Management"). The marking to market of the hedging transactions were reclassified to this line item from Financial Transaction Gain (Loss), net.

                    Financial Transaction Gain (Loss), net
                    --------------------------------------

                    Embraer uses the dollar as the functional currency for US GAAP, and the variations in this item refer mainly to the remeasurement of monetary assets and liabilities denominated in other currencies that are adjusted to the dollar at the end of each period. Net Financial Transaction Gain (Loss) in 1Q03 represented an income of US$0.3 million, in comparison to an expense of US$1.3 million registered in 1Q02, as the Real appreciated during this quarter.



Provision for       Provision for Income Taxes
income taxes        --------------------------
was positively
affected by the     Our provision for income taxes decreased from US$29.4
Real appreciation.  million in 1Q02 to US$13.2 million in 1Q03 mainly due to lower taxable income under the Brazilian Corporate Law financial statements and to the effect of the Real appreciation on our R$-denominated tax credits. Our effective tax rate in 1Q03 was 22.9% as compared to 30.2% in 1Q02, as further compared to a statutory tax rate in each year of 34%. The reduction in the effective tax rate was mainly related to the effect of the Real appreciation on our R$-denominated tax credits.


                    Net Income
                    ----------

                    In 1Q03, net income was US$ 43.9 million (equivalent to US$0.25347 per diluted ADS), or 9.0% of net sales, while net income for 1Q02 was US$ 67.7 million (equivalent to US$0.42839 per diluted ADS), or 12.1% of net sales.


                    Financial Management

                    As of March 31, 2003, Embraer's cash and cash equivalents were US$ 493.8 million. On the same date, indebtedness totaled US$ 705.4 million. Therefore the Company had a net debt position (loans minus cash and cash equivalents) of US$
                    211.6 million.



Net Debt
position in
US$211.6 million
as of March 31,
2003.


                    ------------------------------  --------------------------  ------------------  ---------------
                     Balance Sheet and
                        Other Data                      as of December 31,                   as of March 31
                     Unaudited - US$ million                  2002                   2002                    2003
                    ------------------------------  --------------------------  ------------------  ---------------
                                                              US$                    US$                     US$
                    Cash and cash equivalents                 656.8                  633.1                   493.8
                    Accounts receivable                       610.6                  706.5                   826.4
                    Collateralized accounts receivable        288.9                  318.9                   285.9
                    Inventories                               880.3                1,010.1                 1,020.8
                    Total assets                            3,632.5                3,509.7                 3,755.4
                    Loans                                     552.6                  594.3                   705.4
                    Non recourse debt                         228.9                  318.9                   285.9
                    Total liabilities                       2,542.3                2,494.8                 2,620.2
                    Net cash (debt)                           104.2                   38.8                  (211.6)
                    Shareholders' equity                    1,090.2                1,014.9                 1,135.2
                    ------------------------------  --------------------------  ------------------  ---------------
                    Note: Net cash (debt) is Loans minus Cash and cash equivalents.


                    Loans
                    -----

                    During this quarter, the Company increased its loans with trade-related financing, which are mainly short-term, and as a result, on March 31, 2003, 47.9% of Embraer`s total loans was long-term financing, compared with 55.8% on December 31,2002.

                    Embraer partially converted its Japanese yen and US dollar denominated debt to R$-related interbank interest rates
                    (CDI). Therefore, out of the total US dollar and other currency loans of US$ 681.5 million, 65.3%, or US$ 445.0 million, is indexed in R$. When considering the effect of these hedges, out of the total company loans of US$ 705.4 million, 33.5% or US$ 236.5 million primarily refers to US$ borrowing with a weighted average cost of 5.2% per annum. The remaining US$ 468.9 million, equivalent to 66.5% of the total loans, is financed in Brazilian currency at a weighted average interest rate of 21.7% per annum, equivalent to 82.6% of the CDI.

                    Cash
                    ----

                    Of the total cash and cash equivalents balance of US$493.8 million, 43.1% is comprised of investments in R$ and the remaining 56.9% primarily in US dollars. The Embraer cash investment strategy is based on prospects of future investments, which are mostly denominated in R$.

                    Accounts Receivable and Inventories
                    -----------------------------------

                    Since September 2001, Embraer has supported the delivery of aircraft to certain customers that were concluding their financing agreements. This support has caused its accounts receivable in the recent quarters to be more volatile, compared to its historical trends. On March 31, 2003, there was a balance of US$ 826.4 million in accounts receivable, in comparison to US$ 610.6 million as of December 31, 2002, and US$ 706.5 million as of March 31, 2002, related to aircraft delivered whose financing arrangements are in the process of being finalized. As of March 31, 2003, approximately 71% of the short-term accounts receivable are related to financing already approved by the BNDES and 21% are financing structures in negotiation. The disbursement of the receivables is expected to be initiated during the second quarter.

                    Short-term inventories increased US$ 140.5 million between December 31, 2002 and March 31, 2003. This increase was related to the EMBRAER 170 development, which currently has six prototypes carrying out the flight certification campaign, the initial production of the EMBRAER 175 first prototype, the initial serial production of the EMBRAER 170 and the increase in production of the Legacies which demand a longer period for interior finishing.

                    Capital Expenditures

                    Productivity and Improvements in Industrial Efficiency & Others
                    ------------------------------------------------------------

                    In 1Q03, US$15.7 million was invested in improving the Company's industrial efficiency, including improvements and modernization of industrial and engineering processes, machinery and equipment.

                    Supplementary Information according to Corporate Law (Brazilian GAAP)
                    ------------------------------------------------------------

                    Today Embraer also reported the 1Q03 earnings results in accordance with corporate law method of accounting (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating the distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below is presented a selected consolidated results in accordance with corporate law and in Reais (R$).

                    Net revenues in 1Q03 totaled R$ 1,695.1 million and gross profit reached R$ 668.2 million, with a gross margin of 39.4%. The operating profit for the period (including employee profit-sharing) totaled R$ 399.9 million, with an operating margin of 23.6%. The EBITDA for the period was R$
                    435.3 million and the EBITDA margin 25.7%. Pre-tax income was R$ 318.6 million (18.8% of net revenues). Income tax and social contribution totaled R$ 119.3 million, representing an effective tax rate of 37.5%. Net income for the period totaled R$ 197.4 million (11.6% of net revenues).


                    Order Book and Backlog

                    Civil Aviation
                    --------------

                    o    Commercial Aviation Order Book


                    In February ExpressJet Airlines requested a revision of the deliveries originally scheduled to take place during the years 2003-2005. The reprogramming of deliveries to ExpressJet of ERJ 145 XR aircraft redistributes the same number of aircraft originally agreed upon, thus establishing a new schedule for the years 2003, 2004, 2005 and 2006. According to the new schedule, Embraer will deliver to ExpressJet 36 aircraft instead of 48 in 2003 and 21 aircraft instead of 36 in 2004. In 2005, the revision will increase the amount of deliveries to 21 instead of two, with the remaining eight units to be delivered in 2006

                    Also during the 1Q03, Embraer announced that SWISS reduced its firm orders for EMBRAER 170 and EMBRAER 195 aircraft to 30 aircraft, 15 of each model, from an original total of 60. The number of options for both models was also reduced to 20, from 100 aircraft. The EMBRAER 170 shall enter service at SWISS in August 2004, with four aircraft delivered, followed by eight aircraft in 2005. Deliveries of the EMBRAER 195 will start in 2006.

                    Embraer forecasts deliveries of 132 aircraft for 2003 and 136 aircraft for 2004. The above-mentioned forecast already includes the delivery rescheduling for ExpressJet and the contractual renegotiation with SWISS.

                    Embraer's total backlog for the commercial aviation segment on March 31, 2003 was US$ 15.5 billion (US$ 6.0 billion in firm orders and US$ 9.5 billion in options). This amount corresponds to 802 aircraft, including 322 firm orders and 480 options.



Commercial
Aviation Order
Book stands at
US15.5 billion.     As of March 31, 2003, the Commercial Aviation order book was as follows:

--------------------------------------------------------------------------------
Family                       Total     Deliveries          Firm        Options
                            Orders                       Orders
--------------------------------------------------------------------------------
Commercial Aviation          1,447            645           322            480
ERJ 145                      1,231            645           234            352

EMBRAER 170/190                216              -            88            128
--------------------------------------------------------------------------------

                    o    Corporate Aviation Order Book

                    As of March 31, 2003, the total backlog for the Corporate Aviation division amounted to US$ 2.4 billion, which corresponds to 150 aircraft, including 58 firm orders and 92 options, with the following breakdown:


-------------------------------------------------------------------------------
Family                       Total     Deliveries          Firm        Options
                            Orders                       Orders
-------------------------------------------------------------------------------
Corporate Aviation             166             16            58             92
Legacy Executive                76              7            33             36
Legacy Shuttle                  75              2            23             50
EMB 135                         15              7             2              6
-------------------------------------------------------------------------------

                    Two EMB135 for the Corporate Market were ordered during 1Q02.


                    Defense Market
                    --------------

                    The order book for the Defense segment at the end of the first quarter amounted to firm orders of US$ 1.0 billion. Taking options into account, this amount totalled US$ 1.3 billion.


                    Backlog
                    -------

                    The Embraer firm order backlog at the end of the 1Q03 was US$ 7.9 billion, which together with options, reached US$
                    19.2 billion. The following chart shows the order backlog as of at the end of the last five quarters.

                                            1Q02     2Q02     3Q02     4Q02    1Q03
                    ----------------------------------------------------------------
                    Firm order backlog      10.3     10.1      9.6      9.0     7.9
                    Options                 12.8     13.7     13.0     13.2    11.3


                    Dividends and Interest on Equity

                    In 1Q03, no Dividends or Interest on Equity were distributed.

                    Recent Developments

                    LOT deal
                    --------

                    On April 18, 2003 Embraer and LOT Polish Airlines have signed the final agreement for the acquisition of ten EMBRAER 170s. The contract also includes options for additional eleven aircraft, with a possible conversion into the EMBRAER 190 or EMBRAER 195 types. First delivery is scheduled to take place in early 2004. The net impact on the firm order backlog will amount to six aircraft, since four will be leased from GE Capital Aviation Services ("GECAS"). These four aircraft already appear in the current order book under the agreement with GECAS. The order involves the negotiation of trade-in, as of 2006, of three ERJ 145 currently operated by LOT and, in case the options are exercised, there will be trade-in of up to three ERJ 145, depending on the number of options exercised.

                    At the same occasion Embraer and LOT announced that they have signed a two year agreement, appointing the carrier an authorized service center for both base and line maintenance for the ERJ 145 aircraft type, effective immediately. This agreement is part of the manufacturer's intention to extend its already strong MRO network within Europe. LOT is now entitled to provide full base and line maintenance, through its service center at Warsaw International Airport in Poland, to support both its own Embraer fleet and also to become an alternative base for other ERJ operators.



                    US Airways Order
                    ----------------

                    Embraer announced on May 12, 2003 an order from US Airways for 85 EMBRAER 170 airliners with deliveries starting later this year. The airline also took options on 50 additional EMBRAER 170s and 140 ERJ 145s. The total value of the firm contract at list price is US $ 2.1 billion, with a potential value of more than US $ 6.2 billion, if options are converted.

                    US Airways is the first carrier in North America to order the new EMBRAER 170, the first member of a new family of Embraer aircraft designed to tap the gap between 50-seat regional jets and larger jets with more than 120 seats.

                    Under the agreement, US Airways will take 55 aircraft from Embraer and 30 from General Electric Capital Aviation Services (GECAS), which had ordered 50 EMBRAER 170s in 2000. US Airways will take its first EMBRAER 170 in November 2003.

                    Conference Call Information
                    ---------------------------

                    Embraer cordially invites you to participate in a conference call to review its First Quarter 2003 Results in US GAAP, to be held on Wednesday, May 14, 2003 at 10:00 a.m. Eastern Standard Time.

                    Please dial:

                    US Participants: 800 473 6123
                    International Participants: (1-973) 582 2706
                    Security Access Code: Embraer

                    The conference call will also be broadcasted live over the internet on www.embraer.com and www.prnewswire.com.br

                    For additional information please contact:
                    Embraer - Empresa Brasileira de Aeronautica S/A

                    Anna Cecilia Bettencourt
                    (55 12) 3927 1216
                    acecilia@embraer.com.br
                    -----------------------

                    Gustavo Poppe
                    (55 12) 3927 1106
                    gustavo.poppe@embraer.com.br

                    Milene Petrelluzzi
                    (12) 3927 3054
                    milene.petrelluzzi@embraer.com.br


                    ------------------------------------------------------------
                    This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

                    The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
                    ------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                           CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                                     ASSETS

                                                    As of December 31                          as of March 31
                                             -------------------------------          ------------------------------------
                                                  2001                2002                 2002                   2003
                                             -----------        ------------          -------------        ---------------
                                               Audited           Unaudited            Unaudited               Unaudited
CURRENT ASSETS
   Cash and cash equivalents                   749,302             656,822              633,127                 493,769
   Trade accounts receivable                   596,801             610,583              706,498                 826,355
   Collateralized accounts receivable           16,315              20,233               18,319                  21,677
   Inventories                               1,015,081             864,800              995,441               1,005,264
   Deferred income tax assets                   98,756              90,014               95,914                  94,198
   Other current assets                         89,093             222,032               58,937                 174,775
                                             -----------        ------------          -----------            -------------
Total Current Assets                         2,565,348           2,464,484            2,508,236               2,616,038
                                             -----------        ------------          -----------            -------------
NONCURRENT ASSETS:
   Held to maturity investments                 35,651              23,263               31,655                  23,853
   Collateralized accounts receivable          306,033             268,683              300,547                 264,257
   Inventories                                  22,714              15,518               14,689                  15,495
   Property, plant and equipment, net          366,481             436,716              397,745                 437,628
   Investments                                   4,362               4,745                4,448                   4,820
   Deferred income taxes                        85,139              72,827               89,057                  62,985
   Other noncurrent assets                     175,059             346,226              163,343                 330,294
                                             -----------        ------------          -----------            -------------
Total noncurrent assets                        995,439           1,167,978            1,001,484               1,139,332
                                             -----------        ------------          -----------            -------------
     TOTAL ASSETS                            3,560,787           3,632,462            3,509,720               3,755,370
                                             ===========        ============          ===========            =============


                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                           CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                     As of December 31                    as of March 31
                                                              -------------------------------    ----------------------------------
                                                                   2001                2002           2002                 2003
                                                              -----------        ------------    -------------      ---------------
                                                                Audited           Unaudited      Unaudited             Unaudited
CURRENT LIABILITIES
   Loans                                                        526,550             244,526        365,261               367,614
   Accounts payable to suppliers                                265,593             323,115        272,145               322,987
   Customer advances                                            385,265             409,258        373,567               392,082
   Other accounts payable and accrued liabilities               506,060             611,151        575,600               551,110
   Contingency                                                    4,395               5,244          4,518                 8,606
                                                              -----------        ------------    -----------          -------------
     Total Current Liabilities                                1,687,863           1,593,294      1,591,091             1,642,399
                                                              -----------        ------------    -----------          -------------
LONG-TERM LIABILITIES
   Loans                                                        245,186             308,111        228,983               337,842
   Customer advances                                            106,594              95,625         97,994                92,804
   Contribution from suppliers                                  143,615             235,445        227,445               236,152
   Other accounts payable and accrued liabilities               338,236             292,488        330,478               291,445
   Contingency                                                   10,767               9,093         10,518                 9,968
                                                              -----------        ------------    -----------          -------------
     Total long-term liabilities                                844,398             940,762        895,418               968,211
                                                              -----------        ------------    -----------          -------------
MINORITY INTEREST                                                 8,170               8,226          8,344                 9,556
                                                              -----------        ------------    -----------          -------------
SHAREHOLDERS' EQUITY:                                         1,020,356           1,090,108      1,014,867             1,135,204
                                                              -----------        ------------    -----------          -------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 3,560,787           3,632,462      3,509,720             3,755,370
                                                              ===========        ============    ===========          =============


thiss

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                        CONSOLIDATED STATEMENTS OF INCOME
               In thousands of U.S. dollars except per share data


                                                            1st Quarter
                                                     ------------------------
                                                          2002           2003
GROSS SALES:
   Domestic market                                      15,421         21,180
   Foreign market                                      555,206        470,952
   Sales deductions                                    (13,301)        (3,338)
                                                     ---------      ---------
NET SALES                                              557,326        488,794
                                                     ---------      ---------
Cost of sales and services                            (335,045)      (294,701)
                                                     ---------      ---------
Gross Profit                                           222,281        194,093
                                                     ---------      ---------
Operating expenses
   Selling expenses                                    (49,004)       (45,162)
   Research and development                            (41,229)       (35,502)
   General and administrative                          (26,635)       (24,756)
   Employee profit sharing                              (6,489)          (137)
   Other operating expense, net                         (2,383)        (5,595)
   Equity in income from affiliates                         87             75
                                                     ---------      ---------
Income From Operations                                  96,628         83,016
                                                     ---------      ---------
   Interest income, net                                  2,036        (26,989)
   Financial transaction gain (loss), net               (1,310)           287
   Other non-operating income, net                         106          1,430
                                                     ---------      ---------
Income Before Income Taxes                              97,460         57,744
                                                     ---------      ---------
Provision for income taxes                             (29,388)       (13,196)
                                                     ---------      ---------
Income Before Minority Interest                         68,072         44,548
                                                     ---------      ---------
Minority interest                                         (374)          (596)
                                                     ---------      ---------
Net Income                                              67,698         43,952
                                                     =========      =========
   EARNINGS PER SHARE
    Basic
     Common                                               0.10           0.06
     Preferred                                            0.11           0.06

    Diluted
     Common                                               0.10           0.06
     Preferred                                            0.11           0.06

   WEIGHTED AVERAGE SHARES (thousands of shares)
    Basic
     Common                                            242,544        242,544
     Preferred                                         410,198        470,430

    Diluted
     Common                                            242,544        242,544
     Preferred                                         411,627        473,123

   Earning Per Share - ADS Basic (US$)                  0.4294         0.2545
   Earnings Per Share - ADS DILUTED (US$)               0.4284         0.2535

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Three months ended
                                                                        March 31,       March 31,
                                                                          2001            2002
                                                                       ---------------------------
                                                                       Unaudited       Unaudited
Operating Activities
   Net Income                                                            67,698          43,952
   Adjustments to reconcile net income to net cash
     provided by(used in) operating activities:
     Depreciation and amortization                                       11,872          15,333
     Provision for (reversal of) doubtful accounts                          (57)            516
     Provision for (reversal of) inventory obsolescence                  (9,294)          2,399
     Deffered income and social contribution tax                         (1,076)          5,658
     Cumulative translations adjustments                                 (4,793)          1,072
     Loss (Gains) on the disposition of assets                              179          (1,305)
     Equity in income from affiliates                                       (86)            (75)
     Accrued interest recorded in loans                                   8,961           7,183
     Minority interests                                                    (201)            596
                                                                       ------------   -----------
                                                                         73,203          75,329

   Changes in assets and liabilities:                                    56,056        (322,328)
                                                                       ------------   -----------
Net cash provided by (used in) operating activities                     129,259        (246,999)

Investing Activities
   Purchase of property, plant and equipment                            (43,316)        (15,607)
   Proceeds from the sale of property, plant and equipment                    1           1,559
   Customer and commercial financing - net additions                      8,023         (11,014)
   Guaranteed deposits and compulsory loans                               7,505            (570)
                                                                       ------------   -----------
Net cash used in investing activities                                   (27,787)        (25,632)

Financing Activities
   Repayment of loans                                                  (321,144)       (136,694)
   Proceeds from borrowings                                             132,272         284,307
   Dividends paid                                                       (24,469)        (35,750)
   Payments of refinanced taxes                                          (1,517)           (403)
   Payments on capital lease obligations                                 (2,789)         (1,882)
                                                                       ------------   -----------
Net cash provided (used) by financing activities                       (217,647)        109,578
                                                                       ------------   -----------
Net decrease in cash and equivalents                                   (116,175)       (163,053)

Cash and cash equivalents at beginning of year                          749,302         656,822
                                                                       ------------   -----------
Cash and cash equivalents at end of year                                633,127         493,769
                                                                       ============   ===========

                      EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                                    BACKLOG AS OF MARCH 31, 2003

- ERJ 145:
---------------------------------------------------------------------------------------------------------------
                Client                 Country            Firm        Options      Deliveries    Firm Order
                                                          Orders                                  Backlog
---------------------------------------------------------------------------------------------------------------
Air Caraibes                           Guadaloupe            2            0             2             0
Air Moldova                            Moldova               0            2             0             0
Alitalia                               Italy                 14           7             11            3
American Eagle                         USA                   56           17            56            0
Axon Airlines                          Greece                3            0             3             0
British Midland                        United Kingdom        11           5             9             2
British Regional                       United Kingdom        23           3             23            0
Brymon                                 United Kingdom        7            14            7             0
Cirrus                                 Germany               1            0             1             0
Continental Express                    USA                  245          100           171            74
ERA                                    Spain                 2            0             2             0
GECAS                                  USA                   2            0             2             0
KLM Exel                               Holland               2            2             2             0
LOT                                    Poland                16           0             14            2
Luxair                                 Luxembourg            9            2             9             0
Mesa                                   USA                   36           45            32            4
Portugalia                             Portugal              8            0             8             0
Proteus                                France                18           7             13            5
Regional Airlines                      France                17           0             14            3
Rheintalflug                           Austria               4            4             3             1
Rio-Sul                                Brazil                16           0             16            0
Sichuan Airlines                       China                 5            0             5             0
Skyways AB                             Sweden                4            11            4             0
Swiss                                  Switzerland           25           15            25            0
Trans States                           USA                   12           0             12            0
Wexford                                USA                   45           67            45            0
Total                                                       583          301           489            94
---------------------------------------------------------------------------------------------------------------




- ERJ 135:
---------------------------------------------------------------------------------------------------------------
                Client                 Country            Firm        Options      Deliveries    Firm Order
                                                          Orders                                  Backlog
---------------------------------------------------------------------------------------------------------------
American Eagle                       USA                     40           0             40            0
British Midland                      United Kingdom          4            0             2             2
City Air                             Sweden                  2            1             2             0
Continental Express                  USA                     30           0             30            0
Pan Europeenne                       France                  1            0             1             0
Proteus                              France                  6            0             6             0
Regional Airlines                    France                  3            0             3             0
Regional Air Lines                   Morocco                 1            5             0             1
SA Airlink                           South Africa            20           0             5             15
Wexford                              USA                     15           0             5             10
TOTAL                                                       122           6             94            28
---------------------------------------------------------------------------------------------------------------


- ERJ 140:
---------------------------------------------------------------------------------------------------------------
                Client                 Country            Firm        Options      Deliveries    Firm Order
                                                          Orders                                  Backlog
---------------------------------------------------------------------------------------------------------------
American Eagle                         USA                 139            25            47            92
Midwest Express                        USA                  20            20            0             20
Wexford                                USA                  15            0             15            0
TOTAL                                                      174            45            62           112
---------------------------------------------------------------------------------------------------------------





- EMBRAER 170:
---------------------------------------------------------------------------------------------------------------
                Client                 Country            Firm        Options      Deliveries    Firm Order
                                                          Orders                                  Backlog
---------------------------------------------------------------------------------------------------------------
Air Caraibes                           Guadaloupe           2             2             0             2
Alitalia                               Italy                6             6             0             6
GECAS                                  USA                  50            78            0             50
Swiss                                  Switzerland          15            10            0             15
Total                                                       73            96            0             73
---------------------------------------------------------------------------------------------------------------





- EMBRAER 195:
---------------------------------------------------------------------------------------------------------------
                Client                 Country            Firm        Options      Deliveries    Firm Order
                                                          Orders                                  Backlog
---------------------------------------------------------------------------------------------------------------
GECAS                                  USA                  0             22            0             0
Swiss                                  Switzerland          15            10            0             15
Total                                                       15            32            0             15
---------------------------------------------------------------------------------------------------------------





Legacy Executive:
---------------------------------------------------------------------------------------------------------------
                Client                 Country            Firm        Options      Deliveries    Firm Order
                                                          Orders                                  Backlog
---------------------------------------------------------------------------------------------------------------
SWIFT                                  USA                  24            25            2             22
Undisclosed                              -                  16            11            5             11
TOTAL                                                       40            36            7             33
---------------------------------------------------------------------------------------------------------------





Legacy Shuttle and EMB 135 -  Corporate Market:
---------------------------------------------------------------------------------------------------------------
                Client                 Country            Firm        Options      Deliveries    Firm Order
                                                          Orders                                  Backlog
---------------------------------------------------------------------------------------------------------------
Conoco                                 USA                  1             0             1             0
Indigo                                 USA                  25            50            2             23
Undisclosed                              -                  8             6             6             2
TOTAL                                                       34            56            9             25
---------------------------------------------------------------------------------------------------------------
